Exhibit 99.1

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Eshallgo Inc (the “Company,” “we,” “our,” or “us”) for the six (6) months ended September 30, 2025, furnished as Exhibit 99.1. to this report.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Strength Our Competitive Advantages

Through EShallGo’s overall market layout method, service-oriented approach as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tend customer needs, improve service quality, achieve time efficiency, and enhance customer satisfaction. While our long-term strategy is to shift our revenue mix towards higher-margin maintenance services, our results for the current period show that revenue growth was primarily driven by a significant increase in sale of equipment. Maintenance service revenue declined during the period. Our ability to successfully implement this strategy greatly affects our profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (mostly including purchased equipment, equipment parts and supplies) have a direct impact on our profitability. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Our business is also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Cash Transfers within our Corporate Structure

Eshallgo Inc (the “Eshallgo”) is a holding company with no operations of its own. We conduct our operations in China primarily through the VIEs in China. We may rely on dividends to be paid by the VIEs and their subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Eshallgo is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Junzhang Monarch Limited, or Eshallgo HK is also permitted under the laws of Hong Kong to provide funding to Eshallgo through dividend distribution without restrictions on the amount of the funds. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company or the subsidiaries, or to the VIEs or investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, or settle amounts owed under the VIE agreements, if any, and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the Company, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from Eshallgo to Eshallgo HK or from Eshallgo HK to Eshallgo, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Eshallgo HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Eshallgo is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Eshallgo through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit Shanghai Eshallgo Enterprise Development (Group) Co., Ltd. or Eshallgo WFOE or the WFOE, to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1.	Our equity structure adopts both a direct holding structure and contractual structure. Eshallgo directly controls Shanghai Eshallgo WFOE, and Hong Kong company, Eshallgo HK. Eshallgo WFOE is the primary beneficiary of Junzhang Shanghai and Junzhang Beijing through a series of contractual agreements, under which Eshallgo WFOE has the exclusive right to provide to Junzhang Beijing or Junzhang Shanghai consulting, technical or other services and their respective intellectual property rights in exchange for payments.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds entered Eshallgo at the close of the initial public offering, the funds could be directly transferred to Eshallgo HK, and then transferred to subordinate operating entities through the WFOE. Within our contractual structure, the transfer of funds between the WFOE and VIEs are also legal and compliant with the laws and regulations of the PRC

If the Company intends to distribute dividends, the VIEs will transfer the dividends to Eshallgo WOFE, which then will transfer the dividends to Eshallgo HK in accordance with the laws and regulations of the PRC, and then Eshallgo HK will transfer the dividends to Eshallgo, and the dividends will be distributed from Eshallgo to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.	In the reporting periods presented in this annual report, no cash and other asset transfers have occurred among the Company, its subsidiaries and the VIEs; and no dividends or distributions of a VIE have been made to the Company to date between the holding company and its subsidiaries, or to investors. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its operations. As a result, we do not expect to pay any cash dividends. Furthermore, besides the potential tax consequences mentioned below, although we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIEs and the subsidiaries in the future, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIEs. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

4.	Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

A.	Operating Results

Comparison of Results of Operations for the Six Months Ended September 30, 2025 and 2024

The following table summarizes our operating results as reflected in our unaudited condensed consolidated statements of loss and comprehensive loss during the six months ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended September 30,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$7,790,265	100.0%	$6,712,478	100.0%	$1,077,787	16.1%
COST OF REVENUE	6,443,221	82.7%	5,136,132	76.5%	1,307,089	25.4%
GROSS PROFIT	1,347,044	17.3%	1,576,346	23.5%	(229,302)	(14.5)%

Operating expenses
Selling expenses	1,128,805	14.5%	2,593,603	38.6%	(1,464,798)	(56.5)%
General and administrative expenses	8,023,242	103.0%	1,985,107	29.6%	6,038,135	304.2%
Research and development expenses	84,242	1.1%	9,999	0.1%	74,243	742.5%
Total operating expenses	9,236,289	118.6%	4,588,709	68.3%	4,647,580	101.3%

Loss from operations	(7,889,245)	(101.3)%	(3,012,363)	(44.9)%	(4,876,882)	161.9%

Other income	324,287	4.2%	36,275	0.5%	288,012	794.0%

Loss before income tax provision	(7,564,958)	(97.1)%	(2,976,088)	(44.3)%	(4,588,870)	154.2%

Provision for income taxes	19,510	0.3%	27,044	0.4%	(7,534)	(27.9)%

Net loss	(7,584,468)	(97.4)%	(3,003,132)	(44.7)%	(4,581,336)	152.6%

Less: net (loss)income attributable to non-controlling interest	(283,326)	(3.6)%	155,986	2.3%	(439,312)	(281.6)%

NET LOSS ATTRIBUTABLE TO ESHALLGO INC	$(7,301,142)	(93.8)%	$(3,159,118)	(47.1)%	$(4,142,024)	131.1%

	For the Six Months Ended September 30,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$6,873,504	88.2%	$5,480,454	81.6%	$1,393,050	25.4%
Maintenance service	377,585	4.8%	595,531	8.9%	(217,946)	(36.6)%
Lease of equipment	536,401	6.9%	632,556	9.4%	(96,155)	(15.2)%
Finance income from sales type leases	2,775	0.0%	3,937	0.1%	(1,162)	(29.5)%
Total revenue	7,790,265	100.0%	6,712,478	100.0%	1,077,787	16.1%

Cost of Revenue
Cost of sale of equipment	6,239,507	90.8%	4,858,971	88.7%	1,380,536	28.4%
Costs of maintenance service	34,821	9.2%	52,171	8.8%	(17,350)	(33.3)%
Costs of lease of equipment	168,893	31.5%	224,990	35.6%	(56,097)	(24.9)%
Cost of finance income from sales type leases	—	—	—	—	—	—
Total cost of revenue	6,443,221	82.7%	5,136,132	76.5%	1,307,089	25.4%

Gross Profit
Sale of equipment	633,997	9.2%	621,483	11.3%	12,514	2.0%
Maintenance service	342,764	90.8%	543,360	91.2%	(200,596)	(36.9)%
Lease of equipment	367,508	68.5%	407,566	64.4%	(40,058)	(9.8)%
Finance income from sales type leases	2,775	100.0%	3,937	100.0%	(1,162)	(29.5)%
Total gross profit	$1,347,044	17.3%	$1,576,346	23.5%	$(229,302)	(14.5)%

Revenue

Our total revenues increased by $1,077,787, or 16.1%, to $7,790,265 for the six months ended September 30, 2025 from $6,712,478 for the six months ended September 30, 2024. The increase in our revenues was primarily attributable to the following reasons:

●	The revenues from sale of equipment increased by $1,393,050, or 25.4%, to $6,873,504 for the six months ended September 30, 2025 from $5,480,454 for the six months ended September 30, 2024. The increase was primarily attributable to the following reasons: (i) sales of office equipment increased by $540,812, or 14.0%, to $4,394,930 for the six months ended September 30, 2025 from $3,854,118 for the six months ended September 30, 2024; and (ii) sales of consumable materials, parts and others increased by $852,238, or 52.4%, to $2,478,574 for the six months ended September 30, 2025 from $1,626,336 for the six months ended September 30, 2024. The increase was mainly due to increased sales of equipment resulted from business expansion by three of our entities in Suzhou, Changzhou and Zibo. These three entities are relatively new, and their business operation and customer base has grown rapidly in the six months ended September 30, 2025.

●	Our revenue from maintenance service decreased by $217,946, or 36.6%, to $377,585 for the six months ended September 30, 2025 from $595,531 for the six months ended September 30, 2024. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service increased by $31,660, or 28.0%, to $144,805 for the six months ended September 30, 2025 from $113,145 for the six months ended September 30, 2024; and (ii) the revenue from other service decreased by $249,606, or 51.7%, to $232,780 for the six months ended September 30, 2025 from $482,386 for the six months ended September 30, 2024. The decrease in maintenance service was mainly due to declined customer orders for ad hoc software and system services for the six months ended September 30, 2025.

●	Our revenue from leasing of equipment decreased by $96,155, or 15.2%, to $536,401 for the six months ended September 30, 2025 from $632,556 for the six months ended September 30, 2024. The decrease was mainly due to reduced lease prices we offered to our customers for six months ended September 30, 2025. Our customers are more sensitive to prices than before, hence prices discounts were given to our customers. Meanwhile, many of our customers prefer to lease used machines instead of new machines, as the prices of used machines are lower.

●	Finance income is generated from sales type leases. The finance income decreased by $1,162, or 29.5%, to $2,775 in the six months ended September 30, 2025 from $3,937 in the six months ended September 30, 2024.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight expenses and ordering expenses. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs.

Our total costs of revenues increased by $1,307,089, or 25.4%, to $6,443,221 for the six months ended September 30, 2025 from $5,136,132 for the six months ended September 30, 2024. The increase in our costs was primarily attributable to the following reasons:

●	Our cost of revenues from sale of equipment increased by $1,380,536, or 28.4%, to $6,239,507 for the six months ended September 30, 2025 from $4,858,971 for the six months ended September 30, 2024. The increase was primarily attributable to the following reasons: (i) the cost of sale of office equipment increased by $633,169, or 18.1%, to $4,131,323 for the six months ended September 30, 2025 from $3,498,154 for the six months ended September 30, 2024; and (ii) the cost of sale of consumable materials, parts and others increased by $747,367, or 54.9%, to $2,108,184 for the six months ended September 30, 2025 from $1,360,817 for the six months ended September 30, 2024. The percentage increase in cost of revenue from sale of equipment was higher than the percentage increase in revenue from sale of equipment, as discussed in greater details below.

●	Our cost of revenues from maintenance service decreased by $17,350, or 33.3%, to $34,821 for the six months ended September 30, 2025 from $52,171 for the six months ended September 30, 2024, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service increased by $2,527, or 12.9%, to $22,133 for the six months ended September 30, 2025 from $19,606 for the six months ended September 30, 2024; and (ii) the cost of revenues from other service decreased by $19,877, or 61.0%, to $12,688 for the six months ended September 30, 2025 from $32,565 for the six months ended September 30, 2024. The decrease in cost of revenue from maintenance service was in line with the decrease in revenue from maintenance service.

●	Our cost of revenues from lease of equipment decreased by $56,097, or 24.9%, to $168,893 for the six months ended September 30, 2025 from $224,990 for the six months ended September 30, 2024. The percentage decrease in cost of revenue from lease of equipment was higher than the percentage decrease in revenue from lease of equipment, as discussed in greater details below.

Gross Profit

Our total gross profit decreased by $229,302, or 14.5%, to $1,347,044 for the six months ended September 30, 2025 from $1,576,346 for the six months ended September 30, 2024. Our overall gross profit margin decreased by 6.2% to 17.3% for the six months ended September 30, 2025 from 23.5% for the six months ended September 30, 2024.

The decrease in our gross profit and gross margin was primarily attributable to the following reasons:

●	The gross profit from sales of equipment increased by $12,514, or 2.0%, to $633,997 for the six months ended September 30, 2025 from $621,483 for the six months ended September 30, 2024. The increase in gross profit consists: (i) the gross profit for sales of office equipment decreased by $92,357, or 25.9%, to $263,607 for the six months ended September 30, 2025 from $355,964 for the six months ended September 30, 2024; and (ii) the gross profit for sales of consumable material, parts and others increased by $104,871, or 39.5%, to $370,390 for the six months ended September 30, 2025 from $265,519 for the six months ended September 30, 2024. The increase in gross profit was primarily due to the increase in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight decrease of 2.1 percentage points, from 11.3% for the six months ended September 30, 2024 to 9.2% for the six months ended September 30, 2025. Our customers are more sensitive to prices than ever, and we also faced increased competition from our rivals, hence, prices discounts were given to our customers which led to a decreased gross profit margin for the six months ended September 30, 2025.

●	The gross profit of maintenance service decreased by $200,596, or 36.9%, to $342,764 for the six months ended September 30, 2025 from $543,360 for the six months ended September 30, 2024. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services increased by $29,133, or 31.1%, to $122,672 for the six months ended September 30, 2025 from $93,539 for the six months ended September 30, 2024; and (ii) the gross profit from other services decreased by $229,729, or 51.1%, to $220,092 for the six months ended September 30, 2025 from $449,821 for the six months ended September 30, 2024. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service remained relatively stable with a slight decrease of 0.4 percentage points, from 91.2% for the six months ended September 30, 2024 to 90.8% for the six months ended September 30, 2025.

●	The gross profit from lease of equipment decreased by $40,058, or 9.8%, to $367,508 for the six months ended September 30, 2025 from $407,566 for the six months ended September 30, 2024, which was due to the decrease in revenue from lease of equipment. The gross margin of lease of equipment increased by 4.1 percentage points, from 64.4% for the six months ended September 30, 2024 to 68.5% for the six months ended September 30, 2025. While ensuring our quality of leasing services, we have tried to improve our profit margin by selecting more cost-effective consumables in our leasing package. Hence, our gross margin of lease of equipment increased during the six months ended September 30, 2025 as compared to the same period last year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended September 30, 2025 and 2024:

	For the Six Months ended September 30,
	2025		2024		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$7,790,265	100.0%	$6,712,478	100.0%	$1,077,787	16.1%
Operating Expenses
Selling expenses	1,128,805	14.5%	2,593,603	38.6%	(1,464,798)	(56.5)%
General and administrative expenses	8,023,242	103.0%	1,985,107	29.6%	6,038,135	304.2%
Research and development expenses	84,242	1.1%	9,999	0.1%	74,243	742.5%
Total operating expenses	$9,236,289	118.6%	$4,588,709	68.3%	$4,647,580	101.3%

Selling expenses

Our selling expenses primarily include stock-based compensation expense, salaries and welfare benefit expenses paid to our sales personnel, consulting and professional expenses, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Six Months ended September 30,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Stock-based compensation expense	$442,704	39.2%	$2,048,200	79.0%	$(1,605,496)	(78.4)%
Consulting and professional service fees	62,618	5.5%	—	—	62,618	100.0%
Travel and meals	101,437	9.0%	51,052	2.0%	50,385	98.7%
Salary, employee insurance and welfare expenses	407,430	36.1%	368,781	14.2%	38,649	10.5%
Office, utility and other expenses	114,616	10.2%	125,570	4.8%	(10,954)	(8.7)%
Total selling expenses	$1,128,805	100.0%	$2,593,603	100.0%	$(1,464,798)	(56.5)%

Our selling expenses decreased by $1,464,798, or 56.5%, to $1,128,805 for the six months ended September 30, 2025 from $2,593,603 for the six months ended September 30, 2024, primarily attributable to (i) a decrease in our stock-based compensation expense by $1,605,496, or 78.4%, for the six months ended September 30, 2025 as compared to the same period last year. We adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering, stock-based compensation expense decreased as less equity incentive was awarded to our sales personnel in the six months ended September 30, 2025; (ii) an increase in consulting and professional service fees by $62,618, or 100.0%, for the six months ended September 30, 2025 as compared to the same period last year, as we engaged a professional service company to conduct market analysis and design marketing and promotional strategies, and visual identity (such as logo, packaging etc.) for our newly established subsidiary in the U.S.; (iii) an increase in travel and meals expenses by $50,385, or 98.7%, for the six months ended September 30, 2025 as compared to the same period last year, and an increase in salary, employee insurance and welfare expenses by $38,649, or 10.5%, for the six months ended September 30, 2025 as compared to the same period last year, which was mainly due to the increased travel and entertainment activities and increased number of sales personnel as we tried to expand our business and seek business opportunities with new customers; and (iv) a decrease in office, utility and other expenses by $10,954, or 8.7%, for the six months ended September 30, 2025, as compared to the same period last year. As a percentage of revenues, our selling expenses accounted for 14.5% and 38.6% of our total revenue for the six months ended September 30, 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of stock-based compensation expense, allowance for credit losses/doubtful accounts, employee salaries, welfare and insurance expenses, consulting and professional service fees, office and utility expenses, and business travel and meals expenses.

	For the Six Months ended September 30,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Stock-based compensation expense	$4,818,458	60.1%	$30,000	1.6%	$4,788,458	15,961.5%
Allowance for credit losses/doubtful accounts	1,265,198	15.8%	125,485	6.3%	1,139,713	908.2%
Salary, employee insurance and welfare expenses	1,057,206	13.2%	772,309	38.9%	284,897	36.9%
Consulting and professional service fees	431,464	5.4%	606,263	30.5%	(174,799)	(28.8)%
Office, utility and other expenses	450,916	5.5%	451,050	22.7%	(134)	(0.0)%
Total general and administrative expenses	$8,023,242	100.0%	$1,985,107	100.0%	$6,038,135	304.2%

Our general and administrative expenses increased by $6,038,135, or 304.2%, to $8,023,242 for the six months ended September 30, 2025 from $1,985,107 for the six months ended September 30, 2024, primarily attributable to (i) an increase in our stock-based compensation expense by $4,788,458, or 15,961.5%, for the six months ended September 30, 2025 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering, as well as compensation for consulting services provided. The increase in stock-based compensation expense was due to equity incentive awarded for consulting services provided during the six months ended September 30, 2025; (ii) an increase in allowance for credit losses and doubtful accounts by $1,139,713, or 908.2%, for the six months ended September 30, 2025 as compared to the same period last year. Due to the slow recovery of economy in China, our accounts receivable turnover days increased due to extended credits given to some of our customers, and we also entered into some long-term repayment agreements with our debtors. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposure. We periodically review our allowance level in order to ensure our methodology used to determine allowances is reasonable and we will put more efforts into debt collection through strengthened monitoring of the uncollected receivable balance; (iii) an increase in our salary and welfare expenses by $284,897, or 36.9%, for the six months ended September 30, 2025 as compared to the same period last year, primarily due to the increased director compensation as well as increased salary and welfare expenses for entities in Suzhou and Zibo that were not in operation in the same period last year; (iv) a decrease in our consulting and professional fees by $174,799, or 28.8%, for the six months ended September 30, 2025 as compared to the same period last year, primarily due to the decreased fees paid for professional services such as audit services and financial consulting services during the six months ended September 30, 2025; and (v) a decrease in office, utility and other expenses by $134, for the six months ended September 30, 2025 as compared to the same period last year. As a percentage of revenues, general and administrative expenses were 103.0% and 29.6% of our revenue for the six months ended September 30, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Six Months ended September 30,
	2025		2024		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$10,007	11.9%	$9,999	100.0%	$8	0.1%
Others	74,235	88.1%	—	—	74,235	100.0%
Total research and development expenses	$84,242	100.0%	$9,999	100.0%	$74,243	742.5%

Our research and development expenses increased by $74,243, or 742.5%, to $84,242 for the six months ended September 30, 2025 from $9,999 for the six months ended September 30, 2024. The increase is primarily attributable to the increased research and development activities towards products and system development, and we invested more resources during the six months ended September 30, 2025. As a percentage of revenues, research and development expenses were 1.1% and 0.1% of our revenue for the six months ended September 30, 2025 and 2024, respectively.

Interest expense, Net

Our net interest expense was $81,545 for the six months ended September 30, 2025 as compared to net interest income of $2,232 for the six months ended September 30, 2024. We issued convertible debentures with an accredited investor, the increase in net interest expense was mainly due to interest expense recorded for the convertible debentures.

Amortization of Debt Issuance Costs

As mentioned above, we issued convertible debentures with an accredited investor, and issuance costs is recorded as deferred financing costs and amortized subsequently during the contractual period. For the six months ended September 30, 2025, the amortization of debt issuance costs expenses was $465,004.

Gain on Derivative Liabilities

As mentioned above, we issued convertible debentures with an accredited investor, and we determined the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative liability at fair value with changes in fair value recorded in earnings. For the six months ended September 30, 2025, gain on derivative liabilities was $867,251.

Net Loss

As a result of the foregoing, we reported a net loss of $7,584,468 for the six months ended September 30, 2025, representing a $4,581,336, or 152.6% increase from a net loss of $3,003,132 for the six months ended September 30, 2024.

Net (Loss) Income Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty subsidiaries and WOFE owns 55% shares of three subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net loss (income) attributed to non-controlling interest increased by $439,312, or 281.6%, from net income attributed to non-controlling interest of $155,986 for the six months ended September 30, 2024 to net loss attributed to non-controlling interest of $283,326 for the six months ended September 30, 2025, which was due to the overall decrease in profitability.

Net Loss Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net loss attributable to Eshallgo of $7,301,142 for the six months ended September 30, 2025, representing a $4,142,024, or 131.1% increase from a net loss attributable to Eshallgo of $3,159,118 for the six months ended September 30, 2024.

B.	Liquidity and Capital Resources

On July 3, 2024, we closed our IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses. The Offering was conducted on a firm commitment basis. In addition, we have granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A Ordinary Shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. Our Class A Ordinary Shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

On November 29, 2024, we entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. For the six months ended September 30, 2025, a total of $465,004 in amortization of the debt issuance costs was recorded on the unaudited condensed consolidated statements of loss and comprehensive loss. As of September 30, 2025, shares of our Class A ordinary share totaling 2,759,163 were issued by us to the Debenture Holder with principal and interests equaling to $2,449,521. The Convertible Debentures balance was $1,769,482, with a carrying value of $1,866,809, net of deferred financing costs of $97,327 was recorded in the accompanying unaudited condensed consolidated balance sheets as of September 30, 2025. The derivative liability associated with these notes were $293,641 as of September 30, 2025. We recognized a gain of $867,251 from the change in fair value of the derivative liability for the six months ended September 30, 2025.

As of September 30, 2025, we had $4,004,126 in cash and cash equivalents as compared to $7,600,300 as of March 31, 2025. We also had $4,629,500 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2025, we had short-term investments of $1,989,712, including accrued interests of $41,005. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the unaudited condensed consolidated statements of loss and comprehensive loss as interest income.

As of September 30, 2025, our inventory balance amounted to $2,254,471, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of September 30, 2025, we had $140,445 in short-term bank loans. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

As of September 30, 2025, our working capital balance was $15,450,841. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash equivalents, cash flows provided by operating activities, debt financing, the proceeds we received from the IPO and other equity financing activities will be sufficient to meet our working capital needs in the next 12 months from the date the unaudited condensed consolidated financial statements were issued. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as bank loans and debt and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2025	2024
Net cash used in operating activities	$(4,225,941)	$(3,310)
Net cash provided by (used in) investing activities	359,457	(4,740,236)
Net cash provided by financing activities	214,461	4,262,523
Effect of exchange rate change on cash, cash equivalents and restricted cash	55,851	101,065
Net decrease in cash, cash equivalents and restricted cash	(3,596,172)	(379,958)
Cash, cash equivalents and restricted cash, beginning of period	7,600,438	5,362,101
Cash, cash equivalents and restricted cash, end of period	$4,004,266	$4,982,143

Operating Activities

Net cash used in operating activities was $4,225,941 for the six months ended September 30, 2025, primarily derived from a net loss of $7,584,468 for the period, reconciled by issuance of Class A Ordinary Share for services of $4,260,000, stock-based compensation of $1,001,162, allowance for credit losses and doubtful accounts of $1,265,198, gain on derivative liabilities of $867,251 and amortization of debt issuance cost of $465,004, and net changes in our operating assets and liabilities, which mainly included an increase in advance to third-party and related party vendors of $1,819,297 as we increased our advance to vendors to secure supplies in anticipation of increased sales in the coming months, and increase in accounts receivable of $1,023,115, which was mainly due to increased sales, especially business expansion by three of our entities in Suzhou, Changzhou and Zibo.

Net cash used in operating activities was $3,310 for the six months ended September 30, 2024, primarily derived from a net loss of $3,003,132 for the period, reconciled by stock-based compensation of $2,078,200, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable-related parties of $327,586, which was resulted from increased sales to our related parties. A decrease in inventories of $218,768 as we try to minimize inventory backlog and improve inventory turnover rate during the economic downturn, and an increase in accounts payable of $189,726 because of the extended payment period we requested from our suppliers

Investing Activities

Net cash provided by investing activities amounted to $359,457 for the six months ended September 30, 2025, and primarily included the redemption of short-term investments of $1,546,490, payment made for short-term loans to third parties of $493,443, purchase of short-term investments of $416,979 and payments made to related parties of $190,517.

Net cash used in investing activities amounted to $4,740,236 for the six months ended September 30, 2024, and primarily included the payments made to related parties of $2,439,307 and purchase of short-term investments of $1,557,033, payment made for short-term loans to third parties of $546,438 and payment made for long-term loans to third parties of $146,483.

Financing Activities

Net cash provided by financing activities amounted to $214,461 for the six months ended September 30, 2025, and primarily included proceeds from loans from related parties of $202,136.

Net cash provided by financing activities amounted to $4,262,523 for the six months ended September 30, 2024, and primarily included net proceeds from initial public offerings, net of issuance costs of $4,336,972 and payments made for deferred offering costs of $183,071.

Contractual obligations

As of September 30, 2025, our contractual obligations were as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Future lease payments (1)	$514,408	$222,753	$156,196	$83,930	$12,598	$11,123	$27,808
Short-term bank loan (2)	140,445	140,445	—	—	—	—	—
Total	$654,853	$363,198	$156,196	$83,930	$12,598	$11,123	$27,808

(1)	We lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. As of September 30, 2025, our future lease payments totaled $514,408.

(2)	Represents the outstanding principal balance of short-term loan from bank.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025 and March 31, 2025.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2025 to September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables, valuation of inventories, the recoverability of long-lived assets, realization of deferred tax assets, and the revenue recognition of leasing of equipment. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements

The following critical accounting policies (i) credit losses; (ii) inventories, net; (iii) impairment of long-lived assets; (iv) revenue recognition; and (v) income taxes, rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Credit losses

We use the roll-rate method to measure the expected credit losses accounts receivable, finance receivable, long-term accounts receivable and long-term other receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-rate method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. Changes in these factors may result in material increase or decrease in amount of credit losses for accounts receivable for the period, which could be material to the financial operation results. The factors that have an effect on loss rate like creditworthiness of debtors, reasonable and supportable forecasts of future economic conditions are constantly changing according to the objective environment, therefore, it is a critical accounting policy.

As of September 30, 2025 and March 31, 2025, allowance for credit losses for accounts receivable amounted to$1,138,664 and $668,195, respectively, allowance for credit losses for long-term accounts receivable amounted to $103,788 and $101,820, respectively, allowance for credit losses for long-term other receivable amounted to $1,053,939 and $818,191, respectively, allowance for credit losses for loan to third parties which is included in current and non-current prepaid expenses and other assets amounted to $435,995 and $144,251, respectively, and allowance for credit losses for finance receivable amounted to $11,698 and $13,247, respectively. Each 1 percentage point increase in our expected credit loss rate would increase our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of September 30, 2025 by $55,124, $1,038, $14,781, $14,878 and $1,088, respectively. Each 1 percentage point decrease in our expected credit loss rate would decrease our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of September 30, 2025 by $57,682, $1,038, $14,781, $13,854 and $1,088, respectively.

Inventories, net

Inventory allowance involves estimating potential future inventory write-downs or losses. These estimates are typically based on management’s judgment and historical data, but factors such as future market conditions and changes in demand can affect the accuracy of these estimates. Therefore, the estimation of inventory allowance carries a high degree of uncertainty. Inventory is a significant component of the Company’s balance sheet, and changes in inventory allowance directly affect the total assets and net income of the company. If the inventory allowance is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. And therefore, it is a critical accounting policy. The inventory reserve amounted $22,772 and $18,182 as of September 30, 2025 and March 31, 2025, respectively. Each 1% increase (decrease) in our estimates would increase (decrease) our inventory reserve as of September 30, 2025 by $22,772.

Impairment of long-lived assets

Impairment of property and equipment involves estimating future cash flows, which are typically based on management’s judgment and assumptions. Future market conditions, technological changes, and economic environment can all affect the accuracy of these estimates. Therefore, the estimation of property and equipment impairment carries a high degree of uncertainty. Property and equipment is a significant component of our balance sheet, and changes in property and equipment impairment directly affect the total assets and net income of the company. If the property and equipment impairment is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. Determining property and equipment impairment requires substantial judgment and estimation by management, including forecasting future cash flows, selecting discount rates, and determining the useful life of assets. These judgments and estimates are highly subjective, making the transparency and reasonableness of the property and equipment impairment policy crucial for investors and regulatory bodies. And therefore, it is a critical accounting policy. There were no impairments of these assets for the six months ended September 30, 2025 and 2024.

Revenue recognition

We have multiple types of revenue streams and each revenue stream require us to apply the judgements in determining the methodology and accounting treatment for financial reporting purpose based on U.S. GAAP. Changes in these judgements may result in material increase or decrease in amount of revenue recognition for the period, which could be material to the financial operation results. We will continue execute its diversified operations strategy and seek other bossiness opportunities in addition to the original scope of business, therefore, it will still be a critical accounting policy in the foreseeable future.

Income taxes

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from the current assumptions, judgements and estimates. Changes in these estimates and judgements may result in material increase or decrease in the provision for income tax expenses, which could be material to the financial position and results of operations. It is difficult to determine whether or when we and our subsidiaries will become profitable in the future, therefore, it will still be a critical accounting policy in the foreseeable future.